File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                    SICHUAN FULING AIXI POWER COMPANY LIMITED
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1

     Foreign utility status is claimed by Sichuan Fuling Aixi Power Company Limited ("Fuling Aixi") located in Sichuan Province, the People's Republic of China ("PRC"). Fuling Aixi is the owner and operator of a 50 MW coal-fired circulating fluidized bed power plant under construction in Nanchuan, Sichuan Province, PRC. This facility is scheduled to be completed in February 1998.

     Fuling Aixi is a 25-year, sino-foreign cooperative joint venture enterprise between Sichuan Fuling Banxi Colliery ("Banxi Colliery") and AES Tian Fu Power Company Limited ("AES Tian Fu"), with Banxi Colliery holding 30% of ownership interest and AES Tian Fu holding 70% of ownership interest. AES Tian Fu is a wholly owned subsidiary of AES China Generating Co. Ltd. ("AES Chigen"). Effective on October 29, 1997, the AES Corporation owns 100% of AES Chigen's outstanding voting shares.

ITEM 2

         Not Applicable.

EXHIBIT A

         Not Applicable.

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                  By : __________________________
                                  William R. Luraschi
                                  General Counsel
                                  The AES Corporation
                                  1001 N. 19th Street
                                  Arlington, Virginia 22209
                                  (703) 522-1315


Dated :     October 29, 1997